Exhibit 12.1

Education Management LLC

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(Dollars in millions)

	Year ended June 30, 2003	Year ended June 30, 2004	Year ended June 30, 2005	Predecessor	Successor	Year ended June 30, 2007
				July 1, 2005 through May 31, 2006	June 1, 2005 through June 30, 2006
Computation of fixed charges

Interest expense	$1.1	$2.2	$1.3	$0.8	$13.8	$175.2

Amortization of debt issuance costs	1.0	0.5	0.4	1.3	0.6	7.7
Portion of rental expense representative of interest	14.2	16.9	19	18.5	1.9	22.3

Total fixed charges	$16.3	$19.5	$20.7	$20.6	$16.3	$205.2

Computation of earnings
Income (loss) before income taxes	$91.5	$130.5	$168.8	$174.0	$(32.1)	$59.3
Fixed charges per above	16.3	19.5	20.7	20.6	16.3	205.2

Total earnings	$107.7	$150.1	$189.5	$194.6	$(15.8)	$264.5

Ratio of earnings to fixed charges	6.6	7.7	9.2	9.4	(1.0)	1.3

*	Earnings for the period June 1 through June 30, 2006 were inadequate to cover fixed charges by $32.1.